UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2019

UC Asset, LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

   2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341

(Full mailing address of principal executive offices)

                      (470) 475-1035

(Issuer’s telephone number, including area code)

INFORMATION TO BE INCLUDED IN REPORT

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make statements in this semiannual report on Form 1-SA (the “Semiannual Report”), that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semiannual Report or in the information incorporated by reference into this Semiannual Report.

The forward-looking statements included in this Semiannual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a limited partnership engaged in the redevelopment and development of real estate properties in metropolitan Atlanta and Dallas. Our general partner is UCF Asset LLC.

Since its incorporation, the Company has grown its net equity from $2.25 million as of the date of March 01, 2016, to $8.39 million as of the date of June 30, 2019.

Net equity per share has grown from $1.16/per share as of the date of March 01, 2016, to $1.49 per share as of June 30, 2019. The following chart shows the change of net equity per share during this period:

Period end	Net Equity per Unit
Inception, March 1, 2016 - unaudited	$1.156
June 30, 2016 - unaudited	$1.041
December 31, 2016	$1.332
June 30, 2017 - unaudited	$1.497
December 31, 2017	$1.560
June 30, 2018 - unaudited	$1.513
December 31, 2018	$1.482
June 30, 2019 - unaudited	$1.488

Table I: Net equity per share of UC Asset LP, from the period from March -1, 2016 to June 30, 2019.

Operating Results

During the half-year ended June 30, 2019, we have recorded a $34,573 increase in net equity of the Company. This is an improvement from the last 6 month ended December 31, 2018, when we had a $247,153 decrease in net equity from operation. It is also an improvement from the same period of last year, i.e. the 6 months ended June 30, 2018, when we booked a $14,334 decrease in net equity from operation.

One factor to the improved performance is cost control. This includes a leaner operation team with more flexible contracts, and less costs of professional services such as legal fees.

The sales of our portfolio investments were stronger than the same period of last year. During this half-year period, Atlanta Landsight LLC sold 4 properties (two of them were closed and two were under contract at June 30). In comparison, Atlanta Landsight LLC only sold 3 properties in the entire year of 2018, and only 2 in the first half-year of 2018.

Despite the stronger sales and lower operation cost, our net gain is moderate, due to the following reasons:

1.	Building cost continue to soar due to U.S. trade disputes with other countries.

We reported last year that the trade dispute between U.S. and Canada has caused price hike of building materials, such as timbers. We also projected that, after the U.S., Canada and Mexico reached a new deal, i.e. USMCA (US-Mexico-Canada Agreement), at the end of September 2018, construction cost will return to a manageable level as soon as Spring 2019. And, based on our observation, some building materials such as timber, had a moderate price reduction in the first half year of 2019.

However, the trade dispute between U.S. and China intensified during this reporting period. The two nations failed to reach any deal, and tariffs have been applied on almost all imports from China, which have had and will continue to have considerably negative impacts on construction cost. Despite that the house price also increased from the same period of last year, it didn’t keep up with the increase of construction cost.

We have more discussion about the “trade war” between U.S. and China in the “trend information” section of this report.

2.	Force Majeure Event Slowed Our Listing Process and Limited Our Capital Supply

In our previous filings, we have reported that our IPO in last year was significantly smaller than expected, in terms of funds raised. Our initial goal was to raise a minimum of $6 MM and a maximum of $12 MM but we ended up with approximately $1.45 MM raised from our IPO. This had limited our choices in operation and we were unable to apply certain business strategies which we would otherwise be able to apply.

After our IPO, we had immediately started the process to get our shares listed and traded on OTCQX. However, we ran into an unforeseeable event. By the end of March, 2019, when we have completed a significant part of the process of FINRA review, our sponsoring market maker, Spartan Securities Group Ltd, experienced some incidents which were completely beyond our reasonable projection and totally out of our control, and decided to indefinitely freeze their operation. Due to this force-majeure event, we have to choose a different sponsoring market maker, and restart our FINRA review process from the beginning. After the force-majeure event, we promptly chose Glendale Securities, Inc to work as our sponsoring market maker.

However, it took a while for the new market maker to become familiar with our documentation, and it was not until the end of May, 2019, when Glendale was able to file Form 211 to FINRA on our behalf. We received first comment letter from FINRA on June 24, 2019. We have since then received further rounds of comments from FINRA, and have not finished FINRA review process until the middle of September 2019.

The force-majeure event has delayed our listing process for several months. It is difficult to conduct major fund-raising endeavors until our shares get listed and start trading, so our capital supply will still be limited. We have sufficient capital to continue our current business operation, but we have not been able to apply new business strategies which could have considerably improved our profitability.

More detailed discussion of our operating results:

Half-year Ended June 30, 2019

During the half-year ended June 30, 2019, we invested an additional $570,886 into our portfolio investments:

●	$520,886 into Atlanta Landsight LLC
●	$50,000 into UCF Development LLC

We received an additional return of investment of $1,285,000 during this period from Atlanta Landsight LLC.

Our unrealized gain during this period from our portfolio investments totaled $193,309:

●	$193,309 gain from Atlanta Landsight LLC
●	$0 gain from UCF Development LLC

Atlanta Landsight LLC purchased one property for renovation and sold four properties during this period. Atlanta Landsight LLC had $100,517 of realized gain and $92,792 of unrealized gain and UCF Development has $0 of unrealized gains. We recorded this gain as a combined unrealized gain of $193,309 for the period

Our operational expenses were $211,769 during this period, consisting principally management fees paid to our general partner, and professional fees.

During the half-year ended June 30, 2019, we recorded a net increase in net assets of $34,573.

Half-year Ended June 30, 2018

During the half-year ended June 30, 2019, we invested an additional $799,000 into our portfolio investments:

●	$599,000 into Atlanta Landsight LLC
●	$200,000 into UCF Development LLC

We received an additional return of investment of $1,062,225 during this period from Atlanta Landsight LLC and $23,333 from our portfolio loans.

Our unrealized gains during this period from our portfolio investments totaled $200,691:

●	$125,125 gain from Atlanta Landsight LLC
●	$75,566 gain from UCF Development LLC

Atlanta Landsight LLC purchased one property for rental and sold two properties during this period. Atlanta Landsight LLC had $312,652 of realized gain and $199,660 of unrealized loss. We recorded this gain as a combined unrealized gain of $112,991 for the period. UCF Development LLC had $75,566 unrealized gain during this period

Our operational expenses were $142,225 during this period, consisting principally management fees paid to our general partner, and professional fees.

During the half-year ended June 30, 2018, we recorded a net decrease in net assets of $231,334, which included $217,000 of partner distributions.

Liquidity and Capital Resources

Since our inception, we have funded our operations primarily through the issuance of limited partner interests to raise capital. Prior to our initial public offering (IPO) in 2018, we have conducted three private placements of limited partner interests in March 2016, October 2016, and April 2017. We have raised a total of $6,900,000 from these placements. Prior to our public offering, there were 42 limited partners in our partnership.

In January 2018, we made our first public filing of Offering Circular of our IPO to SEC for qualification. This original Offering Circular intended to raise capital of a minimum of $6 million and a maximum of $12 million. However, due to the realization of some risk factors, mostly the tension of trade-relation between our country and a few other countries, we have to change our IPO terms and conditions twice, and in the end we raised a gross amount of approximately $1.45 million, when we closed our IPO on October 12, 2018.

The total amount of capital we raised via private and public offerings are approximately $8.05 million, after deduction of fees and costs of fund-raising.

Since then we have encountered a force-majeure event, which we have discussed in previous part of this report. Due to this force-majeure event, we haven’t raised any funds through equity deals since October 12, 2018.

Atlanta Landsight has a construction loan facility of $510,500 from a local bank. As of June 30, 2019, we have drawn $282,649 from this loan facility, which represents all our outstanding debt. Atlanta Landsight LLC’s debt to our net equity ratio is 3.37%, as of June 30, 2019.

As of June 30, 2019, we believe our available capital, including net proceeds from public and private offerings of our equity, net profit from continuous operating, construction loan facility from the local bank, together with our existing cash and cash equivalents, will be sufficient to fund our operating plan through at least the next twelve months. However, our operating plan may change due to many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Further, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Additional financing may result in dilution to limited partners, imposition of debt covenants and repayment obligations or other restrictions that may affect our business.

Anti-dilution Clause: Section 4.01(a) of our Limited Partnership Agreement contains an anti-dilution clause which offers protection to the interest of current investors when additional units or derivative units of our Company will be offered for the purpose of additional financing. Concerned content of this clause reads as follows:

“…. provided that i) any Common Units shall not be offered at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the offering of such Common Unit; and ii) any Units or Derivative Units, if convertible into Common Units, the conversion price shall not be set or calculated at a price lower than the book value per Common Unit based on the last audited financial statement immediately preceding the date when such Units or Derivative Units were issued. The foregoing conditions i) and ii) may be waived for any offering if the General Partner has received the approval of a Unit Majority prior to such offering.”

Cash Flows

The following table shows a summary of cash flows for the periods set forth below:

	Six Months Ended June 30, 2019	Six Months Ended June 30, 2018
Net cash used in operating activities	$(203,682)	$(135,977)
Net cash provided by investing activities	$314,114	$286,559
Net cash provided by financing activities	$48,271	$332,449
Cash at beginning of period	$135,353	$178,689
Cash at end of period	$294,056	$661,700

Net Cash Used in Operating Activities

For the 6 months ended June 30, 2018, net cash used in operating activities was primarily the result of $3,643 in prepaid assets and $1,671 in accrued liabilities, decreased by $127,694 in net unrealized gains on our investments in Atlanta Landsight LLC and UCF Development LLC.

For the 6 months ended June 30, 2019, net cash used in operating activities was primarily the result of $7,218 in prepaid assets and $1,909 in accrued liabilities, decreased by $193,309 in net unrealized gains on our investments in Atlanta Landsight LLC and UCF Development LLC.

Net Cash Used in Investing Activities

For the 6 months ended June 30, 2018, net cash used in investing activities was primarily the result of $799,000 in investments in Atlanta Landsight LLC and UCF Development LLC, reduced by $1.06 million in repayments due to those portfolio properties.

For the 6 months ended June 30, 2019, net cash used in investing activities was primarily the result of $570,886 in investments in Atlanta Landsight LLC and UCF Development LLC and $400,000 in related party loans extended, reduced by $1.285 million in repayments due to those portfolio properties.

Net Cash Provided by Financing Activities

For the 6 months ended June 30, 2018, net cash provided by financing activities was primarily due to net proceeds of $455,000 in contributions by limited partners in an IPO in closed in October 2018.

For the 6 months ended June 30, 2019, net cash provided by financing activities was $48,271 as a result of the IRS refunding prior year back-up withholding previously classified and partner distributions.

Commitments and Contingencies

We pay quarterly management fees to our general partner, UCF Asset LLC. Management fees are calculated at 2.0% of assets under management as of the last day of our preceding fiscal year. Management fees for the 6 month ended June 30, 2019 and 2018 was $86,487 and $81,978, respectively.

 In addition, we lease space from an unaffiliated third party at 2299 Perimeter Park Drive, Suite 120 in Atlanta. Rent was paid monthly at $2,035 through this reporting period. This lease expires on November 1, 2019. . Pursuant to the terms of the lease, we have provided a deposit of $2,189 to the lessor.

During 2019, the Partnership entered into a consulting agreement with Enchanted Branding a Public Relations LLC to provide public relations and investor relations services for $4,150 per month.

Trend information

The following discussion covers some significant trends happened in our industry or to the macro economy, since the last fiscal year, which had impacts on our operation. It also covers known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our operation for the current fiscal year of 2019.

Trends of local markets in Metro Atlanta

For the year of 2018, we have observed the following trends from public available sources:

●	Atlanta home prices steadily on the rise quarter after quarter, up 5.8% year-over-year; median home prices have increased 5.7% since 3Q2017 (Source: S&P CoreLogic Case-Shiller Indices);
●	Home prices dropped slightly in last half of 2018 as a market correction but are slowly on the rise once again;
●	Median price per square foot rose to $190, up 5.6% since 3Q2017 (Source: FMLS) ;
●	Atlanta housing inventory continues to shrink; still a seller’s market;
●	“Amazon Effect” (up until November, Atlanta one of top contenders in Amazon HQ2 selection) a key contributor to home-price uptick, due to the infrastructure and tax changes enacted in effort to attract the e-commerce giant;
●	Abundance of tech opportunities attract high-earning top talent, most of whom are seeking to purchase high-end homes intown rather than suburbs;
●	Majority of new construction tailored to high-end buyers; and
●	Sale prices continue to outpace rise in construction costs.

For the current reporting of 2019, we have observed that Atlanta housing market still stronger than nation average, but has slowed down and showed some mixed signals. Below are the key points from a third-party report, about the market trend for the 12-month period, from April 2018 to this April (source: RE/MAX, 2019):

●	Nationwide, the typical median sales price was tabulated at $255,000, a 3.6-percent year-over-year increase;
●	In intown Atlanta, the median intown sales price climbed from $288,000 to $335,000, four times faster than nationwide;
●	However, in the overall metro Atlanta area, that figure was $250,000—up from $242,349 in 2018—which represents a 3.2-percent uptick, slightly lower than nationwide;
●	Counties such as DeKalb, Fulton, and Clayton watched their median sales prices increase, too, at 8, 7, and 6 percent, respectively, considerably outpaced nationwide;
●	Cobb County saw median sales prices drop by one percentage point, from $282,000 to $280,000; and
●	The metro Atlanta region also witnessed the sheer number of home sales decline by nearly 5 percent between this past April and the one prior. Clayton County, once again, led all metro counties with the biggest drop percentage in home sales.

Trends of “trade war” between the U.S. and China

Economic ties between the U.S. and China experienced a fast downturn in the first quarter of 2018, and the trade disputes continue to intensify since then till the end of this reporting period. Several rounds of tariffs and retaliating tariffs were imposed by both governments which impacted thousands of billions dollar of trades between the two countries. The trade dispute, or, “trade war” as it was commonly called, had caused Chinese investments to withdraw from U.S. real estate market, which has had substantial negative impacts on our financing efforts, because Chinese investors have been the major pool for our capital-raising efforts.

This year, we have started to see significantly negative impacts on our business, when those tariffs have widened to cover almost all imports from China, including many building materials, such as steel and concrete.

According to an analysis by the National Association of Home Builders (Source: CNBC, May 2019):

●	From tile to counter tops, laminates to lighting, all the fancy finishings — about 450 of them — are on the list that just went from 10% tariffs to 25%;
●	The additional costs then rose from $1 billion to $2.5 billion; and
●	Nearly three out of four remodelers this year reported higher prices for customers due to higher costs for labor, according to a new survey from the National Association of Home Builders.

Item 2. Other Information

On May 15, 2019, the Company filed a form 1-U, announced that the Company will convert itself into a Qualified Opportunity Fund (QoF).

QoF and OZ are new policy tools created by the 2017 Tax Cuts and Jobs Act, designed to spur investment in distressed communities throughout the country through tax benefits. Those tax benefits will be granted to investors who invest into a QoF.

Based on our understanding, once the Company converts into a QoF, our investors may be eligible to defer the capital gain tax on prior investments till December 2026, and up to 15% of that deferral may become permanent elimination depending on how long the investors will hold on their investments. Furthermore, if an investor holds his/her investment in our Company for more than 10 years, he/she may be able to adjust their capital gain basis to the fair market value, which could eliminate a significant part of his/her capital gain tax for the period when he/she invests with us. However, the above does not constitute tax advices in any sense. Our partners and prospective investors should consult with their own tax advisors before making any decisions.

The Company expects the transition to be completed by March 2020. During this period, the Company will convert its assets outside of OZs for assets inside of OZs, within and surrounding metro Atlanta. We will utilize the services of our legal advisor, Reed Smith LLP, to complete the transition. We project the cost associated with the transition will be minimal.

Related Party Transactions

On June 10, 2019, the Partnership received a $100,000 promissory note from UCF Asset LLC, the Partnership manager. Simple interest accrues at 0.375 percent per month, with $50,000 principal plus accrued interest due no later than December 31, 2019, and June 10, 2021. This promissory note is secured with the assets of UCF Asset, LLC.

On April 28, 2019, the Partnership received a $300,000 promissory note from Enchanted Branding and Public Relations LLC, (“EBPR”), a party controlled by an individual that owns a 10% economic interest in the profits of UCF Asset LLC, the Partnership manager. Simple interest accrues at 1.25% per quarter through December 31, 2019; 2% per quarter for 2020 and 2.5% per quarter for the remaining life of the loan and is payable quarterly. Principal is payable in full on March 31, 2022.

During 2019, the Partnership entered into a consulting agreement with EBPR to provide public relations and investor relations services for $4,150 per month.

Item 3. Financial Statements

UC ASSET, LP

Condensed Balance Sheets

	June 30, 2019	December 31, 2018
	(unaudited)
ASSETS
Portfolio investments (Note 3)	$7,706,934	$8,227,738
Property and equipment and other assets, net	32,983	34,047
Related party loans, including accrued interest	400,022	-
Cash and cash equivalents	294,056	135,353

Total Assets	$8,433,995	$8,397,138

LIABILITIES AND PARTNERS’ CAPITAL
Accrued and other liabilities	$47,382	$45,098
Partners’ capital, 5,635,303 units issued and outstanding	8,386,613	8,352,040

Total Liabilities and Partners’ Capital	$8,433,995	$8,397,138

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statements of Changes in Net Assets

Six months ended June 30,

(unaudited)

	2019	2018

INCOME
Interest income	$540	$2,766
Interest income, related parties	4,222	-

Total income	4,762	2,766

OPERATING EXPENSES
Management fees	86,487	81,978
Professional fees and other expenses	124,626	59,136
Depreciation	656	1,111

Total operating expenses	211,769	142,225

Net investment loss before unrealized gains	(207,007)	(139,459)

Unrealized gains on investments	193,309	125,125

Net investment loss	$(13,698)	$(14,334)

Net decrease in net assets from operations	$(13,698)	$(14,334)

Net decrease in net assets per unit	$0.00	$0.00
Weighted average units outstanding	5,635,303	4,872,654

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statement of Partners’ Capital

For the six months ended June 30, 2019

(unaudited)

	Limited Partners Units	Limited Partners Amount	General Partner	General Partner Advances	Total Partners’ Equity

BALANCE, December 31, 2018	5,635,303	$8,352,040	$-	$-	$8,352,040

Refund of limited partner distributions	-	48,271	-	-	48,271
Net change in net assets from operations	-	(13,698)	-	-	(13,698)

BALANCE, June 30, 2019	5,635,303	$8,386,613	$-	$0	$8,386,613

UC ASSET, LP

Condensed Statement of Partners’ Capital

For the six months ended June 30, 2018

(unaudited)

	Limited Partners Units	Limited Partners Amount	General Partner	General Partner Advances	Total Partners Equity

BALANCE, December 31, 2017	4,872,654	$7,743,762	$-	$(141,210)	$7,602,552

Limited partner distributions	-	(217,000)	-	-	(217,000)
Net change in net assets from operations	-	(14,334)	-	-	(14,334)

BALANCE, June 30, 2018	4,872,654	$7,512,428	$-	$(141,210)	$7,371,218

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

Condensed Statements of Cash Flows

Six months ended June 30,

(unaudited)

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net decrease in net assets from operations	$(13,698)	$(14,334)
Adjustments to reconcile net decrease in net assets from operations to net cash used in operating activities:
Net unrealized gains on portfolio investments	(193,309)	(125,125)
Amortization of prepaid expense	8,000	6,912
Depreciation and amortization	656	1,111
Changes in working capital items
Increase in accrued interest - related party loans	(22)	-
Deposits and other assets	(7,218)	(6,212)
Accrued and other liabilities	1,909	1,671

Net cash used in operating activities	(203,682)	(135,977)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in portfolio partnerships	(570,886)	(799,000)
Investments in portfolio loans	(50,000)	-
Investment in related party loans	(400,000)	-
Repayment of investments in portfolio partnerships	1,285,000	1,062,226
Repayments of portfolio loans	50,000	23,333

Net cash provided by investing activities	314,114	286,559

CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted cash received for units issuable	-	455,000
Refund of distributions (distributions made) to partners	48,271	(17,000)
Advances on behalf of general partner	-	(105,571)

Net cash provided by financing activities	48,271	332,429

Net increase in cash and cash equivalents	158,703	483,011

CASH and cash equivalents, beginning of period	135,353	178,689

CASH and cash equivalents, end of period	$294,056	$661,700

The accompanying notes are an integral part of the condensed financial statements

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Information as to the six months ended June 30, 2019 is unaudited)

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

UC Asset, LP (the “Partnership”) is a Delaware Limited Partnership formed for the purpose of making capital investments in limited liability companies with a focus on growth-equity investments and real estate. The Partnership was formed on February 1, 2016.

The Partnership is managed by its General Partner, UCF Asset LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The Partnership prepares its financial statements on the accrual basis in accordance with accounting principles generally accepted in the United States. Purchases and sales of investments are recorded upon the closing of the transaction. Investments are recorded at fair value with unrealized gains and losses reflected in the statement of changes in net assets.

The accompanying unaudited condensed interim financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America (“U.S.”) as promulgated by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). In our opinion, the accompanying unaudited interim financial statements contain all adjustments (which are of a normal recurring nature) necessary for a fair presentation. Operating results for the six months ended June 30, 2019 are not necessarily indicative of the results that may be expected for the year ending December 31, 2019.

(b) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of the financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair value measurements

The Partnership records and carries its investments at fair value, defined as the price the Partnership would receive to sell the asset in an orderly transaction with a market participant at the balance sheet date. In the absence of active markets for the identical assets, such measurements involve the development of assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the balance sheet date.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Fair value measurements, continued

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

The General Partner maintains policies and procedures to value instruments using the best and most relevant data available. In addition, The General partner reviews valuations, including independent price validation for certain instruments. Further, in other instances, independent pricing vendors are obtained to assist in valuing certain instruments.

(d) Cash and equivalents

The Partnership considers all highly liquid debt instruments with original maturities of three (3) months or less to be cash equivalents.

(e) Investments

The Partnership’s core activity is to make investments in real estate limited liability companies. Excess funds are held in financial institutions.

Investments in short term loans are recorded at fair value, which are their stated amount due to their short-term maturity and modest interest rates. Portfolio investments are recorded at their estimated fair value, as determined in good faith by the General Partner of the Partnership. Unrealized gains and losses are recognized in earnings.

The estimated fair value of investments in limited liability companies as determined by the General Partner, (“GP”), was $7,706,934 and $8,227,738 representing 91.9% and 98.5% of partners’ capital at June 30, 2019 and December 31, 2018, respectively, whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Due to the inherent uncertainty of valuation, the General Partner’s determination of values may differ significantly from values that would have been realized had a ready market for the investments existed, and the differences could be material. See Note 3.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(f) Federal Income taxes

As a limited partnership, the Partnership is not a taxpaying entity for federal or state income tax purposes; accordingly, a provision for income taxes has not been recorded in the accompanying financial statements. Partnership income or losses are reflected in the partners’ individual or corporate tax returns in accordance with their ownership percentages.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements. Generally, the Partnerships tax returns remain open for three years for federal income tax examination.

(g) Income

Interest income from portfolio investments is recorded as interest is accrued.

(h) Recent Accounting Pronouncements

Partnership management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

(a) Cash and Cash Equivalents

The fair value of financial instruments that are short-term and that have little or no risk are considered to have a fair value equal to book value.

(b) Unsecured Loan Investments

The fair value of short-term unsecured loans are considered to have a fair value equal to book value due to the short-term nature and market rate of interest commensurate with the level of credit risk.

(c) Portfolio Investments

The portfolio investments consist of member equity interests which are not publicly traded. The GP uses the investee entity’s real estate valuation reports as a basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Portfolio investments priced by reference to valuation reports are included in Level 3. The GP conducts internal reviews of pricing to ensure reasonableness of valuations used. Based on the information available, management believes that the fair values provided are representative of prices that would be received to sell the individual assets at the measurement date (exit prices).

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The fair values of the investee entity’s assets are determined in part by placing reliance on third-party valuations of the properties and/or third party approved internally prepared analyses of recent offers or prices on comparable properties in the proximate vicinity. The third-party valuations and internally developed analyses are significantly impacted by the local market economy, market supply and demand, competitive conditions and prices on comparable properties, adjusted for anticipated date of sale, location, property size, and other factors.

Each property is unique and is analyzed in the context of the particular market where the property is located. In order to establish the significant assumptions for a particular property, the GP analyzes historical trends, including trends achieved by the GP’s operations, if applicable, and current trends in the market and economy impacting the property. These methods use unobservable inputs to develop fair value for the GP’s properties. Due to the volume and variance of unobservable inputs, resulting from the uniqueness of each of the GP’s properties, the GP does not use a standard range of unobservable inputs with respect to its evaluation of properties.

Changes in economic factors, consumer demand and market conditions, among other things, could materially impact estimates used in the third-party valuations and/or internally prepared analyses of recent offers or prices on comparable properties. Thus, estimates can differ significantly from the amounts ultimately realized by the investee segment from disposition of these assets.

The following tables present the fair values of assets and liabilities measured on a recurring basis:

At June 30, 2019		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$6,667,815	$-	$-	$6,667,815
UCF Development, LLC	1,039,119	-	-	1,039,119
Short term loans	-	-	-	-

Total Assets	$7,706,934	$-	$-	$7,706,934

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

At December 31, 2018		Fair Value Measurement at Reporting Date Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Atlanta Landsight, LLC	$7,238,620	$-	$-	$7,238,620
UCF Development, LLC	989,118	-	-	989,118
Short term loans	-	-	-	-

Total Assets	$8,227,738	$-	$-	$8,227,738

The fair value measurements are subjective in nature, involve uncertainties and matters of significant judgment; therefore, the results cannot be determined with precision, substantiated by comparison to independent markets and may not be realized in an actual sale or immediate settlement of the instruments.

There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results. For all of these reasons, the aggregation of the fair value calculations presented herein do not represent, and should not be construed to represent, the underlying value of the Partnership.

Generally, the fair value of the Atlanta investee’s properties is not sensitive to changes in unobservable inputs since generally the properties are held for less than six months. Generally, such changes in unobservable inputs take longer than six months to have an appreciable effect of more than 1 to 2% on these properties fair value. The Dallas investee’s property is more sensitive to changes in unobservable inputs because this property was acquired with a longer time horizon due to the nature of its size and undeveloped status. However, the Dallas investee is very cognizant of changes in the unobservable inputs that affect the fair value of this property and intends to consider any and all such changes as it develops it plan for the development of this property.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS, continued

(c) Portfolio Investments, continued

The following table presents the changes in Level 3 instruments measured on a recurring basis:

Six Months Ended June 30, 2019	Portfolio Investments
January 1, 2019	$8,227,738
Total gains or losses (realized/unrealized):
Included in earnings	193,309
Included in other comprehensive income	-
Purchases, issuance and settlements	(714,113)
Transfers in/out of Level 3	-

June 30, 2019	$7,706,934

Year Ended December 31, 2018	Portfolio Investments
January 1, 2018	$7,532,507
Total gains or losses (realized/unrealized):
Included in earnings	(25,592)
Included in other comprehensive income	-
Purchases, issuance and settlements	720,823
Transfers in/out of Level 3	-

December 31, 2018	$8,227,738

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

a) Cash

Funds held by the Partnership are guaranteed by the Federal Deposit Insurance Corporation (“AFDIC”) up to $250,000. The Partnership’s cash balance (inclusive of restricted cash) was in excess of FDIC insured limits by $44,056 and $0 at June 30, 2019 and December 31, 2018, respectively.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 5 - CAPITAL

The Partnerships capital structure consists of one General Partner and 80 limited partners. The Partnerships total contributed capital was $8,006,004 at June 30, 2019 and December 31, 2018. The limited partner units are 5,635,303 at June 30, 2019 and December 31, 2018.

a) Distributions

Distributions from the Partnership are made to partners in accordance with the Partnerships limited partnership agreement.

During 2017, the Partnership made distributions of $23,704 on behalf of the partners in the form of backup withholding to the U.S. Internal Revenue Service in the amount of $11,704 for 2016 and $12,000 for 2017. During 2018, the Partnership made distributions of $23,704 on behalf of the partners in the form of backup withholding to the U.S. Internal Revenue Service in the amount of $17,000 for 2018.

During 2019, the partnership was refunded $48,271 of the previously distributed backup withholding from the U.S. Internal Revenue Service.

b) Allocations of Profits and Losses

The net profit of the Partnership is allocated to the Limited Partners in proportion to each partner’s respective capital contribution on all liquidated portfolio investments made by the Partnership. Losses are allocated to all partners in proportion to each partner’s respective capital contribution, provided that, to the extent profits had been previously allocated in a manner other than in proportion to capital contributions, losses are allocated in the reverse order as such profits were previously allocated.

The GP participates in the profits of the Partnership at a rate of 20% above a 10% annualized return to the Limited Partners; increasing to 40% of the profits above an 18% annualized return to the Limited Partners.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 6 - RELATED PARTY

a) Management Fees

The Partnership pays annual management fees to UCF Asset LLC. Management fees are calculated at 2.0% of assets under management on the first day of the fiscal year, payable quarterly. Management fees were $86,487 and $81,978 for the six months ended June 30, 2019 and 2018, respectively.

b) Loans to Related Parties

On June 10, 2019, the Partnership received a $100,000 promissory note from UCF Asset LLC, the Partnership manager. Simple interest accrues at 0.375 percent per month, with $50,000 principal plus accrued interest due no later than December 31, 2019, and June 10, 2021. This promissory note is secured with the assets of UCF Asset, LLC.

On April 28, 2019, the Partnership received a $300,000 promissory note from Enchanted Branding and Public Relations LLC, (“EBPR”), a party controlled by an individual that owns a 10% economic interest in the profits of UCF Asset LLC, the Partnership manager. Simple interest accrues at 1.25% per quarter through December 31, 2019; 2% per quarter for 2020 and 2.5% per quarter for the remaining life of the loan and is payable quarterly. Principal is payable in full on March 31, 2022.

c) Consulting Agreement

During 2019, the Partnership entered into a consulting agreement with EBPR to provide public relations and investor relations services for $4,150 per month.

UC ASSET, LP

NOTES TO CONDENSED FINANCIAL STATEMENTS

NOTE 7 - SUMMARIZED FINANCIAL INFORMATION OF UNCONSOLIDATED PORTFOLIO INVESTMENTS

June 30, 2019	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$5,983,424	$12,851
Noncurrent assets	$-	$816,482

Current liabilities	$5,730,682	$-
Noncurrent liabilities	$-	$-

Gross revenues	$1,652,843	$-
Gross profit	$151,217	$-
Income (loss) from continuing operations	$105,294	$(46,268)
Net income (loss)	$105,294	$(46,268)

December 31, 2018	Atlanta Landsight, LLC	UCF Development, LLC

Current assets	$6,025,775	$9,119
Noncurrent assets	$424,748	$816,482

Current liabilities	$6,307,366	$-
Noncurrent liabilities	$-	$-

Gross revenues	$1,780,833	$-
Gross profit	$53,596	$-
Loss from continuing operations	$(24,939)	$(8,302)
Net loss	$(24,939)	$(8,302)

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

June 30, 2019

	Company Name	Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$11,734,728	$(6,292,097)	$-	$1,225,184	$6,667,815
B	UCF Development, LLC	Real Estate Development	954,906	(45,000)	-	129,213	1,039,119
C	Short-term loans with accrued interest	Various	250,000	(250,000)	18,237	-	-

	Balance at June 30, 2019		$12,939,634	$(6,587,097)	$18,237	$1,354,397	$7,706,934

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

C - Comprised of four short-term unsecured loans, which have been repaid.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

UC ASSET, LP

SUPPLEMENTAL INFORMATION

Summary of Investments

December 31, 2018

	Company Name	Industry	Cumulative Investment	Exchanges (1)	Cumulative Amount Realized (2)	Cumulative Amount Unrealized (3)	Carrying Value (4)
A	Atlanta Landsight, LLC	Real Estate Re-development	$11,213,842	$(5,007,097)	$-	$1,031,875	$7,238,620
B	UCF Development, LLC	Real Estate Development	904,905	(45,000)	-	129,213	989,118
C	Short-term loans with accrued interest	Various	200,000	(214,037)	14,037	-	-

	Balance at December 31, 2017		$12,318,747	$(5,266,134)	$14,037	$1,161,088	$8,227,738

A - Comprised of a 100% membership interest. The carrying amount is based on the general partner’s estimate.

B - Comprised of a 75% membership interest and a loan of approximately $35,600. The carrying amount is based on the general partner’s estimate.

C - Comprised of two short-term unsecured loans, with monthly interest at 1%, which have been repaid.

(1) Reflects return of capital.

(2) Reflects actual gain or loss from the sale, exchange or disposition of securities.

(3) Estimated unrealized gain (loss).

(4) Estimated fair value.

Item 4. Exhibits

a)	An exhibits index must be presented immediately preceding the first signature page of the report.
b)	File, as exhibits to this Form, the exhibits required by Form 1-A, except for the exhibits required by paragraphs 1, 12, and 13 of Item 17.

SIGNATURES

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset, LP

By

UCF Asset, LLC

/s/ Gregory Bankston

Name: Gregory Bankston

Title: Managing Member

Date: September 30, 2019

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the Issuer and in the capacities and on the dates indicated.

By

/s/ Gregory Bankston,

Managing Member

UCF Asset, LLC

Date: September 30, 2019

By

/s/ Xianghong Wu,

Member of Majority Interest

UCF Asset, LLC

Date: September 30, 2019